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AB 3/19

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67226

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Borealis Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Stevens Rd
(No. and Street)

Cranston | RI | 02910
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest P. Baptista, JR | 401-261-6791
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piccerelli Gilstein + Co, LLC
(Name – *if individual, state last, first, middle name*)

144 Westminster ST | Providence | RI | 02903
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/1

OATH OR AFFIRMATION

I, Ernest P. Baptiste, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Borealis Partners, LLC, as of 12/31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature



Title



Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Management Letter

Borealis Partners, LLC

December 31, 2009

PICCERELLI, GILSTEIN & COMPANY, LLP

Certified Public Accountants and Consultants

144 Westminster St., Providence, R.I. 02903
401-831-0200 Fax: 401-331-8562
www.pgco.com

Ernest Baptista
Borealis Partners, LLC
Cranston, Rhode Island

In planning and performing our audit of the financial statements of Borealis Partners, LLC as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered Borealis Partners LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses, and, therefore, there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected, and corrected on a timely basis. We consider the following deficiencies in Borealis Partners, LLC's internal control to be material weaknesses.

FINANCIAL STATEMENT PREPARATION

Management is responsible for establishing and maintaining internal controls, including monitoring, and for the fair presentation of the financial statements and supplemental schedules, including the notes to the financial statements, in accordance with generally accepted accounting principles.

Management may choose to outsource certain accounting functions due to cost or training considerations. Management is responsible for outsourced functions performed by a service provider as it would be if its personnel performed such functions.


BDO
SEIDMAN
ALLIANCE

As part of the audit, management requested us to prepare a draft of your financial statements and supplemental schedules, including the related notes to the financial statements. Management reviewed, approved and accepted responsibility for those financial statements and supplemental schedules prior to issuance; however, management does not appear to have the ability to evaluate the completeness of financial statement disclosures. The absence of the ability to perform this control procedure is considered a material weakness because the potential exists that a material misstatement of the entity's financial statements could occur and not be prevented or detected by the entity's internal control.

The existence of this practice may represent a conscious decision by management or those charged with governance to accept that degree of risk because of cost considerations. Management is responsible for making decisions concerning costs and related benefits. We are responsible to communicate significant deficiencies and material weaknesses in accordance with our professional standards regardless of management's decisions.

ACCRUAL BASIS ACCOUNTING

At present, the Company prepares its financial statements on the basis of cash receipts and disbursements, whereby certain revenues and the related assets are recognized when received, and expenses are recognized when paid. We recommend that accrual entries be made during the monthly close to properly report monthly activity on the accrual basis. The accrual basis is required by generally accepted accounting principles since it results in financial statements that reflect the complete effects of an entity's financial transactions for a period.

****

This communication is intended solely for the information and use of management and others within the Company, and is not intended to be and should not be used by anyone other than these specified parties.

March 5, 2010

Piccerelli, Gilstein & Company LLP

Financial Statements
and Supplemental Information

Borealis Partners, LLC

December 31, 2009

BOREALIS PARTNERS, LLC

TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

35th

PICCERELLI, GILSTEIN
& COMPANY, LLP

Certified Public Accountants and Consultants

144 Westminster St., Providence, R.I. 02903
401-831-0200 Fax: 401-331-8562
www.pgco.com

INDEPENDENT AUDITORS' REPORT

Borealis Partners, LLC
Cranston, Rhode Island

We have audited the accompanying statement of financial condition of Borealis Partners, LLC (a Rhode Island Limited Liability Company) (the Company) as of December 31, 2009, and the related statement of operations and members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Borealis Partners, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 9 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Piccerelli, Gilstein & Company LLP

March 5, 2010


BDO
SEIDMAN
ALLIANCE

William J. Piccerelli, CPA, CVA, ABV • Richard J. Sullivan, CPA, MST
John M. Mathias, CPA, MST, CVA, ABV • Patricia A. Thompson, CPA, MST, PFS • Michael M. Tikoian, CPA, MBA, CNE, CITP
Frank R. DeLuca, CPA, MST, CFE, PFS • Sharon R. Kennedy, CPA • Kevin A. Papa, CPA, MST, CVA, ABV
Alan M. Gilstein, CPA, PFS [1943-2008]

BOREALIS PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS:	
Cash	$ 49,371
Prepaid expenses	7,700
Total current assets	57,071
PROPERTY AND EQUIPMENT	2,078
Less accumulated depreciation	1,119
Property and equipment, net	959
Total assets	58,030

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	6,775
Members' equity	51,255
Total liabilities and members' equity	$ 58,030

See notes to financial statements.

BOREALIS PARTNERS, LLC

STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE:	
Commission income	$ 255,975
OPERATING EXPENSES:	
Depreciation	416
Dues and subscriptions	1,310
Employee compensation and commissions	180,738
Insurance	9,302
Licenses and filing fees	50
Office	2,622
Outside services	29
Professional fees	52,227
Rent	2,400
Taxes	500
Total operating expenses	249,594
NET INCOME	6,381
Members' equity, beginning of the year	51,541
Distributions	6,667
MEMBERS' EQUITY, END OF THE YEAR	$ 51,255

See notes to financial statements.

BOREALIS PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	**$ 6,381**
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	**416**
Increase in cash from changes in liabilities:	
Prepaid expenses	**(7,500)**
Accrued expenses	**4,051**
Total adjustments	**(3,033)**
Net cash provided by operating activities	**3,348**
CASH FLOWS FROM FINANCING ACTIVITIES:	
Members' distributions	**(6,667)**
Decrease in cash during the year	**(3,319)**
Cash, beginning of the year	**52,690**
CASH, END OF THE YEAR	**$ 49,371**

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General – Borealis Partners, LLC (Company) was formed October 3, 2005 as a limited liability company under Chapter 7-16 of the General Laws of Rhode Island. The Company operates as a limited purpose broker/dealer offering private placement of limited partnership units, sold exclusively to insurance companies. The Company's primary source of revenue is commissions derived from the sale of the limited partnership units.

In accordance with the articles of organization, the duration of the Company is perpetual. There is a single class of membership with each member having limited liability.

Cash – The Company maintains cash balances at a commercial bank. Accounts at the bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

Property and equipment – Property and equipment consist of computer equipment and are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes – The Company has elected to be taxed as a partnership for income tax purposes. Under the Internal Revenue Code, the Company's income (losses) will be taxed at the member level; therefore, no provision for income taxes is reflected in the financial statements of the Company.

Accounting for uncertainty in income taxes – As of January 1, 2009, the Company has adopted FASB Interpretation 48 (Interpretation 48), Accounting for Uncertainty in Income Taxes, which has been codified into FASB ASC 740. The interpretation requires the Company to internally monitor its tax positions to determine whether any are uncertain. A tax position is taken if it is determined that the position will "more-likely-than-not" be sustained upon examination by a taxing authority. The 2006, 2007, 2008, and 2009 tax returns remain subject to examination by major tax jurisdictions. There has been no effect on members' equity as a result of the adoption of this interpretation.

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent events evaluation – In May 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 165, "Subsequent Events" (SFAS No. 165), which has been codified into FASB ASC 855. This standard establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The Company adopted the provisions of FASB ASC 855 as of December 31, 2009. The adoption did not have an impact on the Company's statement of financial condition or statement of operations. In accordance with the provisions of FASB ASC 855, the Company has evaluated all subsequent events that occurred through the date of the auditors' report, which is the date the financial statements were available to be issued.

2. CONCENTRATIONS

During 2009, 100% of commissions were derived from the sale of one product offered by Fixed Income Discount Advisory Company (FIDAC).

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $42,596, which was $37,596 in excess of its required net capital of $5,000.

4. RELATED PARTY TRANSACTIONS

The Company entered into a tenant-at-will arrangement with an officer of the Company. The Company is presently paying rent of $200 per month for its office space on Stevens Road, Cranston, Rhode Island. During the year ended December 31, 2009, the Company incurred rent expense totaling $2,400, which is included in accrued expenses.

BOREALIS PARTNERS, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

AGGREGATE INDEBTEDNESS:	
Total liabilities	$ 6,775
Total aggregate indebtedness	$ 6,775
NET CAPITAL:	
Credit items:	
Members' equity	$ 51,255
Deduct nonallowable assets:	
Equipment	959
Prepaid expenses and other assets	7,700
	8,659
Net capital	$ 42,596
Capital requirements:	
Minimum dollar requirement	$ 5,000
Net capital exceeding requirements	37,596
Net capital	$ 42,596
Percentage of aggregate indebtedness to net capital	15.91%

BOREALIS PARTNERS, LLC

RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT
DECEMBER 31, 2009

Aggregate indebtedness per audit report	$ 6,775
Aggregate indebtedness per FOCUS Report	7,100
Difference	$ (325)
Net capital per audit report	$ 42,596
Net capital per FOCUS Report	44,262
Difference	$ (1,666)

BOREALIS PARTNERS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2009

This company claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

BOREALIS PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
DECEMBER 31, 2009

This company claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Borealis Partners, LLC
Cranston, Rhode Island

In planning and performing our audit of the financial statements of Borealis Partners, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 5, 2010